SE

20007811

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SEC FILE NUMBER
8-66607

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBERON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 BROADWAY - SUITE 2304
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELAD EPSTEIN 212-386-7080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP
(Name – *if individual, state last, first, middle name*)

555 FIFTH AVENUE, SUITE 901	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELAD EPSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBERON SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

NICOLE A. SCHMIDT
Notary Public, State of New York
No. 02SC6002216
Qualified in New York County
Commission Expires Feb. 2, 20

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBERON SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

OBERON SECURITIES, LLC

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Oberon Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oberon Securities, LLC (the "Company"), as of December 31, 2019, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes, and the schedule of computation of net capital under SEC Rule 15c3-1, (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

Raines & Fischer LLP

New York, New York
February 25, 2020

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	662,313
Securities, at fair value		0
Accounts receivable, net of allowance for doubtful accounts of $85,121		167,235
Prepaid expenses and other current assets		198,341
Property and equipment, at cost, net of accumulated depreciation of $57,655		11,811
TOTAL ASSETS	$	1,039,700

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	89,026
Deferred Revenue		15,000
TOTAL LIABILITIES		104,026
COMMITMENTS AND CONTINGENCIES		
Member's Equity		935,674
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,039,700

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Income from fees	$ 8,370,915
Unrealized loss on investments	(389)
Total Revenues	8,370,526
EXPENSES	
Compensation and benefits	6,733,243
Occupancy and equipment expenses	316,474
Technology, data and communication costs	139,844
Professional service fees	153,200
Travel and entertainment	47,685
Research fees	65,345
Regulatory fees	56,761
Office expenses	65,748
Bad debt expenses	108,268
Total Expenses	7,686,568
Net Income	$ 683,958

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Member's Equity - December 31, 2018	$	176,716
Net Income		683,958
Member's contributions		75,000
Distributions to member		-
Member's Equity - December 31, 2019	$	935,674

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance at December 31, 2018	$ -
Increases	-
Decreases	-
Balance at December 31, 2019	$ -

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	683,958
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		13,209
Change in Assets and Liabilities:		
Increase in accounts receivable, net		(131,338)
Increase in prepaid expenses and other current assets		(170,907)
Increase in deferred revenue		6,000
Decrease in accounts payable and accrued expenses		(54,288)
NET CASH PROVIDED BY OPERATING ACTIVITIES		346,634
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in securities		389
NET CASH PROVIDED BY INVESTING ACTIVITIES		389
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by member		75,000
NET CASH PROVIDED BYFINANCING ACTIVITIES		75,000
NET INCREASE IN CASH		422,023
CASH AND CASH EQUIVALENTS DECEMBER 31, 2018		240,290
CASH AND CASH EQUIVALENTS DECEMBER 31, 2019	$	662,313

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2019

(1) Organization and Operation

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a New York limited liability company.

(2) Summary of Significant Accounting Policies

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 2 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Accounts receivable and accrued revenue are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. The allowance for doubtful accounts was $85,120.00 at December 31, 2019.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company accounts for all of its financial instruments at fair value. The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Realized gains and losses are reflected in the statement of income as are unrealized gains and losses which represent the change in fair value during the reporting period.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(2) Summary of Significant Accounting Policies (continued)

Leases
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. There was no effect on net income for the year ending December 31, 2019.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Company had net capital of approximately $558,228 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .19 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

(5) Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 4,503	$ 4,306	$ 197
Equipment	64,964	53,350	11,614
	$69,467	$57,656	$11,811

Depreciation expense for the year ended December 31, 2019 was $13,208. $5,242 is included in occupancy and equipment costs and $7,966 is included in technology, data and communication cost.

(6) Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018 (FASB entities), and interim reporting periods beginning one year later, December 15, 2019.

The company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

(7) Significant Customers

During the twelve months ended December 31, 2019, three customers accounted for 26.65%, 8.03% and 7.74%, respectively, for a total of 42.42% of total revenues.

(8) Guaranteed payments

Guaranteed payments to members on the accompanying financial statements, included in compensation and benefits, reflect payments that represent reasonable compensation for services rendered and are, therefore, accounted for as an expense of the Company rather than as an allocation of the Company net income.

(9) Income Taxes

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, Income Taxes, as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from when they are filed; the 2016, 2017, and 2018 Federal, New York State, and New York City income tax returns are currently open for examination.

(10) Related Party Transactions

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the company certain facilities and provide for performance of certain services. $300,000 included in occupancy and equipment expenses on the statement of income was paid in connection with this agreement. As of December 31, 2019, there was a $85,000 pre-payment to related party.

(11) Cash

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

(12) Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 25, 2020 the date which the financial statements were available to be issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2019

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2019

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 935,674
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		935,674
Non-allowable assets:		
Securities not readily marketable	$ -	
Accounts receivable	167,235	
Prepaid expenses and other current assets	198,341	
Net furniture and equipment	11,811	377,387
Net capital before haircuts on securities positions		558,287
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		59
Net capital		$ 558,228

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 89,026
Deferred Revenue	15,000
Total aggregate indebtedness	$ 104,026

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2019

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	558,228
Net capital per audited report	$	558,228

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	6,935
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	6,935
Net capital in excess of required minimum	$	551,293
Excess net capital at 1000%	$	547,826
Ratio: Aggregate indebtedness to net capital		18.64%

The preceding notes are an integral part of this supplemental information.

OBERON SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2019

SCHEDULE II

Oberon Securities, LLC is exempt from the provisions of Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. Consequently, the reserve requirements and the possession and control requirements under the Securities Exchange Act of 1934 are not applicable.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Oberon Securities, LLC:

We have reviewed management's statements, included in the accompanying Oberon Securities, LLC Assertions Report, in which (1) Oberon Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oberon Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Oberon Securities, LLC stated that Oberon Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Oberon Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oberon Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 25, 2020

Oberon Securities, LLC
Exemption Report
For the year ended December 31, 2019

Oberon Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

a) The Company carries no margin accounts.
b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Oberon Securities, LLC

I, Elad Epstein, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

February 25, 2020

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Oberon Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Oberon Securities, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Oberon Securities, LLC for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 25, 2020

OBERON SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS -
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Income from fees	$	8,370,915
Unrealized loss on investments		(389)
Total revenues (FOCUS Line 12/Part IIA Line 9)		8,370,526
Additions		
Net loss from securities in investment accounts		(389)
Total additions		(389)
SIPC net operating revenues	$	8,370,915
SIPC general assessment at .0015	$	12,556
Less: Payments		(7,837)
Assessment balance due	$	4,719